UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SKYVIEW HOLDINGS CORP.
(Name of Issuer)

Common Stock, par value $.00001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Tony N. Frudakis 12913 42nd Ter. West Cortez, Florida 34215 (941) 794-0394
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	None

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tony N. Frudakis
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,000,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.00001 per share (the “Common Stock”), of Skyview Holdings Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12913 42nd Ter. West, Cortez, Florida 34215.

Item 2.

Identity and Background

(a)

This statement is being filed by Tony Nick Frudakis (the “Reporting Person”), individually.

(b)

The principal business address of the Reporting Person is 12913 42nd Ter. West, Cortez, Florida 34215.

(c)

The Reporting Person is primarly employed as a scientific research consultant and private equity investor.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Considerations

The Reporting Person purchased from the Issuer 3,000,000 shares of Common Stock for an aggregate price of $20,500.  The source of funds was the Reporting Person’s personal funds.

Item 4.

Purpose of Transaction

The purpose of the Stock Purchase was to provide the Reporting Person with control of the Issuer. The Shareholder acquired the Issuer with the intent to merge it with a private company.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person acquired 100% of the issued and outstanding securities of the Issuer..

(b)

Not applicable.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

Issuer

The Reporting Person has agreed to assign 25% of his holding in the securities of the Issuer to Phillip Brooks as payment for services.

Item 7.

Material to Be Filed as Exhibits

Exhibit:

99.1

Stock Purchase Agreement between the Issuer and Tony N. Frudakis dated November 24, 2010 (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 30, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 3, 2010

/s/ Tony N. Frudakis
Tony N. Frudakis